Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Rocket Internet Growth Opportunities Corp. on Form S-1 of our report dated February 9, 2021, except for the second paragraph of Note 8 as to which the date is March 11, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Rocket Internet Growth Opportunities Corp. as of February 1, 2021 and for the period from January 27, 2021 (inception) through February 1, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

West Palm Beach, FL

March 11, 2021